Mail Stop 3561

      September 22, 2005

Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
37899 Twelve Mile Road
Suite 300
Farmington Hills, MI  48331

	Re: 	McKenzie Bay International, Ltd.
Post-Effective Amendment No. 3 to Registration Statement on Form
SB-2
      Filed September 6, 2005
		File No. 333-119493

Dear Mr. Harms:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 1 of our letter dated August
25,
2005 that the warrants to be issued to Spencer Clarke will have fixed exercise prices. It seems that the exercise price of the warrants to be issued to Spencer Clarke will be the price that Cornell Capital pays to McKenzie Bay for each respective purchase under the standby equity distribution agreement. Since the price that Cornell Capital pays to McKenzie Bay is tied to the market price of the underlying common shares, it appears inappropriate to register common shares underlying the warrants.
2. We note your response to comment 2 of our comment letter dated August 25, 2005. The common shares underlying the equity line are tied to the market price. As a result, the number of common shares to be issued may depend on the price of the common stock. Accordingly, please confirm to us as follows:

* the shares of common stock you have registered is a good faith estimate of the maximum number of shares you may issue;

* you will not rely on Rule 416 if a decrease in the price of the common stock results in you having insufficient shares; and

* you will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.
3. Please refer to comment 6 in our letter dated August 25, 2005. The revised disclosure provided under the section entitled "Loans from Cornell Capital Partners" remains confusing as to the relationship between the 12% promissory notes and the standby equity distribution agreement, each of which you entered into with Cornell
Capital Partners. In particular, the purpose for issuing the promissory notes given the existing standby equity distribution agreement remains unclear. Please revise accordingly. In addition, please be aware that if the promissory notes enabled you to receive proceeds from Cornell Capital that you otherwise were unable to receive under the terms of the standby equity distribution agreement, then issuing the promissory notes may have amounted to a renegotiation of the standby equity distribution agreement.
4. Also, although the prospectus` revised disclosure does not convey this information, it appears from the relevant exhibits that David Gonzalez, Esq. acts as escrow agent in connection with the standby equity distribution agreement as well as the promissory notes. Specifically, the escrow agreement sets forth that Mr. Gonzalez was outside counsel to Cornell Capital. Currently, however, we note that
Mr. Gonzales is a managing partner of Cornell Capital. We further note that the escrow agreement empowers Mr. Gonzalez with various responsibilities, such as the ability in Section 7 to - in his sole discretion - resolve disputes, suspend performance, or seek judicial guidance. In view of the affiliate relationship between Cornell Capital as investor and Mr. Gonzalez as escrow agent, it appears that
Cornell Capital is exercising actual or potential discretion as to whether it will perform its obligation under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship is inconsistent with our position regarding equity lines of credit set forth in the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects Outline.

5. Further, we note that the terms of the escrow agreement provide that you and Cornell Capital must submit joint written directions to the escrow agent prior to disbursement of funds or common stock under the standby equity line agreement. It appears that the joint written directions provision empower Cornell Capital with actual or potential discretion as whether it will perform its obligation under the standby equity distribution agreement. Please provide us with your analysis as to whether the joint written directions provisions are inconsistent with our position regarding equity lines of credit set forth in the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects Outline.
6. We note your response to comments 5-7 in our comment letter dated
August 25, 2005. Please note that you should clarify the description and material terms relating to the standby equity line agreement and notes in the appropriate sections in future periodic reports.


* * * *	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551-3841                  if you have questions regarding
comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-3317, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-
3720 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	Jonathan B. Reisman, Esq.
	Reisman & Associates, P.A.
	Fax:  (928) 569-8195

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Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
September 22, 2005
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